SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Tenet Healthcare Corporation
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

88033G407
(CUSIP Number)

January 23, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 21 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88033G407	13G	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON M. H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,130
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,130
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,158
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,502
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,502
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,502
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.22%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 241,728
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 241,728
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.24%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 88033G407	13G	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 673,559
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 673,559
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.66%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,110,130
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,110,130
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.08%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 88033G407	13G	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON DKLDO IV Trading Subsidiary LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 862,027
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 862,027
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,027
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.84%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Long-Term Distressed Opportunities Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 582,350
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 582,350
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.57%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Long-Term Distressed Opportunities International Master Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,317,650
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,317,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.29%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,141,234
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,141,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,141,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 88033G407	13G	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON Thomas L. Kempner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,141,234
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,141,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,141,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 88033G407	13G	Page 13 of 21 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,141,234
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,141,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,141,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 88033G407	13G	Page 14 of 21 Pages

1	NAME OF REPORTING PERSON Conor Bastable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,141,234
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,141,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,141,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 88033G407	13G	Page 15 of 21 Pages

1	NAME OF REPORTING PERSON Avram Z. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,141,234
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,141,234
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,141,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 88033G407	13G	Page 16 of 21 Pages

Item 1(a).	NAME OF ISSUER

Tenet Healthcare Corporation (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1445 Ross Avenue, Suite 1400, Dallas, TX 75202.

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	M. H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company, is the general partner of CO. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

	(ii)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co., a New York limited partnership ("MHD"), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM is responsible for the voting and investment decisions of DKP;

	(iii)	Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

	(iv)	Davidson Kempner International, Ltd., a British Virgin Islands business company ("DKIL"). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

	(v)	Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership ("DKDOF"). DK Group LLC, a Delaware limited liability company, is the general partner of DKDOF. DKCM is responsible for the voting and investment decisions of DKDOF;

	(vi)	Davidson Kempner Distressed Opportunities International Ltd., a Cayman Islands exempted company ("DKDOI"). DK Management Partners LP, a Delaware limited partnership, is the investment manager of DKDOI. DKCM is responsible for the voting and investment decisions of DKDOI;

	(vii)	DKLDO IV Trading Subsidiary LP, a Cayman Islands exempted limited partnership ("DKLDO"). Davidson Kempner Long-Term Distressed Opportunities GP IV LLC, a Delaware limited liability company, is the general partner of DKLDO. DKCM is responsible for the voting and investment decisions of DKLDO.

CUSIP No. 88033G407	13G	Page 17 of 21 Pages

(viii)	Davidson Kempner Long-Term Distressed Opportunities Fund III LP, a Delaware limited partnership ("DKLTDO III"). Davidson Kempner Long-Term Distressed Opportunities GP III LLC, a Delaware limited liability company ("DKLTDOGP III"), is the general partner of DKLTDO III. DKCM is responsible for the voting and investment decisions of DKLTDO III;

(ix)	Davidson Kempner Long-Term Distressed Opportunities International Master Fund III LP, a Cayman Islands exempted limited partnership ("DKLTDI III"). DKLTDOGP III is the general partner of DKLTDI III. DKCM is responsible for the voting and investment decisions of DKLTDI III;

(x)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of CO, DKP, DKIP, DKIL, DKDOF, DKDOI, DKLDO, DKLTDO III and DKLTDI III ("DKCM") either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Thomas L. Kempner, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, James A. Michaelson and Joshua D. Morris; and

(xi)	Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman through DKCM, are responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP, DKIL, DKDOF, DKDOI, DKLDO, DKLTDO III and DKLTDI III reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP

	(i)	CO – a New York limited partnership

	(ii)	DKP – a New York limited partnership

	(iii)	DKIP – a Delaware limited partnership

	(iv)	DKIL – a British Virgin Islands business company

	(v)	DKDOF– a Delaware limited partnership

	(vi)	DKDOI – a Cayman Islands exempted company

	(vii)	DKLDO – a Cayman Islands exempted limited partnership

CUSIP No. 88033G407	13G	Page 18 of 21 Pages

(viii)	DKLTDO III – a Delaware limited partnership

(ix)	DKLTDI III – a Cayman Islands exempted limited partnership

(x)	DKCM – a Delaware limited partnership

(xi)	Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.05 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

88033G407

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

CUSIP No. 88033G407	13G	Page 19 of 21 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person

The percentages used in this Schedule 13G are calculated based upon an aggregate of 102,498,300 shares of Common Stock issued and outstanding as of October 31, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 5, 2018.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88033G407	13G	Page 20 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 1, 2019	/s/ Thomas L. Kempner, Jr.
THOMAS L. KEMPNER, JR., (i) individually, (ii) as
Co-Executive Managing Member of:  (a) Davidson Kempner Capital Management LP, (x) for itself and
(y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP, (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., (f) Davidson Kempner Long-Term Distressed Opportunities GP IV LLC, as General Partner of DKLDO IV Trading Subsidiary LP and (g) Davidson Kempner Long-Term Distressed Opportunities GP III LLC, as General Partner of Davidson Kempner Long-Term Distressed Opportunities Fund III LP and Davidson Kempner Long-Term Distressed Opportunities International Master Fund III LP and (iii) as Co-President of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF

/s/ Avram Z. Friedman
AVRAM Z. FRIEDMAN

/s/ Conor Bastable
CONOR BASTABLE

CUSIP No. 88033G407	13G	Page 21 of 21 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 1, 2019	/s/ Thomas L. Kempner, Jr.
THOMAS L. KEMPNER, JR., (i) individually, (ii) as
Co-Executive Managing Member of:  (a) Davidson Kempner Capital Management LP, (x) for itself and
(y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP, (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., (f) Davidson Kempner Long-Term Distressed Opportunities GP IV LLC, as General Partner of DKLDO IV Trading Subsidiary LP and (g) Davidson Kempner Long-Term Distressed Opportunities GP III LLC, as General Partner of Davidson Kempner Long-Term Distressed Opportunities Fund III LP and Davidson Kempner Long-Term Distressed Opportunities International Master Fund III LP and (iii) as Co-President of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF

/s/ Avram Z. Friedman
AVRAM Z. FRIEDMAN

/s/ Conor Bastable
CONOR BASTABLE